Exhibit (a)(1)(f)

GOLDEN TELECOM, INC.

REPRESENTATION OFFICE OF GOLDEN TELESERVICES, INC.

1 Kozhevnichesky Proezd

Moscow, Russia 115114

(Address of principal executive offices)

(011-7-495) 797-9300

(Registrant's telephone number)

INFORMATION STATEMENT PURSUANT

TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED

IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed to stockholders of Golden Telecom, Inc. (the “Company”) on or about February 6, 2008 in connection with the possible election of persons designated by VimpelCom Finance B.V., a private company with limited liability incorporated under the laws of The Netherlands (“Parent”), to the Company’s Board of Directors (the “Board”) pursuant to the Agreement and Plan of Merger, dated as of December 21, 2007 by and among the Company, Lillian Acquisition, Inc. (“Merger Sub”), and Parent (as such may be amended from time to time, the “Merger Agreement”).

Pursuant to the Merger Agreement, Merger Sub commenced a tender offer to purchase all outstanding shares of the Company’s common stock, at a price of $105.00 (the “Offer Price”) net to the seller in cash less any amounts required to be deducted and withheld under any applicable law, without interest, on the terms and subject to the conditions set forth in the offer to purchase dated January 18, 2008, filed as an exhibit to the Schedule TO filed by Parent, Merger Sub and Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) with the Securities and Exchange Commission (the “SEC”) on January 18, 2008 (the “Schedule TO”), as amended by Amendments No. 1 and 2 thereto filed with the SEC on January 28, 2008 and February 6, 2008, respectively (the “Offer to Purchase”) and related letter of transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on February 15, 2008; at which time, if all conditions to the Offer have been satisfied or waived, Merger Sub will purchase all shares of the Company’s common stock validly tendered pursuant to the Offer and not properly withdrawn. The Merger Agreement further provides that, following the consummation of the Offer, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law, Merger Sub will merge (the “Merger”) with and into the Company and the Company will continue as the surviving corporation.

On January 18, 2008, Merger Sub mailed to the Company's stockholders the Offer to Purchase and the accompanying letter of transmittal, and the Company mailed to its stockholders a Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the Offer. Also on January 18, 2008, the Company filed a Schedule 13E-3 Transaction Statement (as amended, the “Schedule 13E-3”). This Information Statement was filed with the SEC on February 6, 2008, pursuant to an amendment to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) and is incorporated by reference into each of the Schedule 14D-9 and the Schedule 13E-3.

The Merger Agreement provides that upon the acceptance for payment of any shares of the Company's common stock pursuant to the Offer (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder) and the deposit of funds sufficient to fund such payment with the depositary for the Offer, Parent will be entitled to designate all but one of the Company’s directors (such directors designated by Parent, being referred to herein as the “Designees,” and the one director not so designated being referred to herein as the “Remaining Director”). The Company will take all actions necessary to cause Parent's

Designees to be elected or appointed to the Board (including, using commercially reasonable best efforts to obtain resignations from incumbent directors). The Remaining Director will be Mr. David Herman, a member of the special committee of the Board. Mr. Herman will not be removed or required to resign from the Board until the effective time of the Merger. Parent provided the information in this Information Statement concerning Parent, Merger Sub and the Designees (except the information regarding Designees who are current directors of the Company), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

The Offer, Merger and the Merger Agreement are more fully described in the Schedule 14D-9 filed by the Company with the SEC, to which this Information Statement is an exhibit.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

BACKGROUND INFORMATION

DIRECTORS DESIGNATED BY PARENT

Parent has informed the Company that it will designate the individuals set forth below for election or appointment to the Board. The following table, prepared from the information furnished to the Company by Parent (except the information regarding Designees who are current directors of the Company), sets forth, with respect to each individual to be designated by Parent as one of its Designees, the name, age of the individual as of January 31, 2008, present principal occupation, employment history during the last five years and business address.

None of the Designees has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities law, or a finding of any violation of U.S. federal or state securities law. Parent provided the foregoing information with respect to Designees who are not current directors of the Company.

Peter Covell Age 52	Mr. Covell has served as Chief Operations Officer of VimpelCom since May 2006. From 2004 until 2006, Mr. Covell served as Chief Operations Officer at the Bulgarian Telecommunication Company, a telecommunications services provider. Mr. Covell served as Technical Consultant at Advent International, a private equity firm, from 2002 until 2004. Mr. Covell’s business address is 4 Krasnoproletarskaya, Moscow, Russia, 127006.

Patrick Gallagher Age 52	The information set forth below under “Current Board of Directors—Patrick Gallagher” is incorporated herein by reference. Mr. Gallagher’s business address is the Basement, 36 Hyde Park Square, London, W2 2NW, United Kingdom.

Alexander Gersh Age 43	Mr. Gersh has served as Chief Financial Officer of NDS Group plc, a provider of technology solutions for digital pay-TV, since January 2005. From 2003 until December 2004, Mr. Gersh served as Chief Financial Officer of FLAG Telecom, a telecommunications services provider. Mr. Gersh has been a member of VimpelCom’s Audit Commission since June 2003 and the Chairman of VimpelCom’s Audit Commission since 2004. Mr. Gersh is a member of the Institute of Certified Public Accountants. Mr. Gersh’s business address is 1 Heathrow Boulevard, 28-6 Bath Road, West Drayton, Middlesex, UB7 0DQ, United Kingdom.

Alexander V. Izosimov Age 44	Mr. Izosimov has served as Chief Executive Officer of VimpelCom since October 2003. From 2001 until 2003, Mr. Izosimov served as a Member of the Executive Management Board of Mars, Inc., a consumer products manufacturer. Mr. Izosimov’s business address is 4 Krasnoproletarskaya, Moscow, Russia, 127006.

Kjell Morten Johnsen Age 39	The information set forth below under “Current Board of Directors—Kjell Morten Johnsen” is incorporated herein by reference. Mr. Johnsen’s business address is Snaroyveien 30, N-1331 Fornebu, Norway.

Oleg A. Malis Age 33	The information set forth below under “Current Board of Directors—Oleg A. Malis” is incorporated herein by reference. Mr. Malis’s business address is 11 Savvinskaya nab., Moscow, Russia, 119435.

Dmitry A. Pleskonos Age 43	Mr. Pleskonos has served as Executive Vice President, Business Development for the CIS at VimpelCom since May 2007. From January 2007 until May 2007, Mr. Pleskonos served as Vice President, General Manager for the Moscow Region of VimpelCom. From January 2006 until January 2007, Mr. Pleskonos served as General Manager for the Moscow Region of VimpelCom. From July 2004 until January 2006, Mr. Pleskonos served as Sales Director of VimpelCom. From May 2002 until June 2004, Mr. Pleskonos served as Sales Operations Director for Russia and CIS countries at Mars LLC, a consumer products manufacturer. Mr. Pleskonos’s business address is 4 Krasnoproletarskaya, Moscow, Russia, 127006.

Elena A. Shmatova Age 48	Ms. Shmatova has served as Chief Financial Officer of VimpelCom since January 2003 and as Executive Vice President since October 2005. Ms. Shmatova served as Vice President of VimpelCom from June 2004 to October 2005. Ms. Shmatova’s business address is 4 Krasnoproletarskaya, Moscow, Russia, 127006.

Jean-Pierre Vandromme Age 53	The information set forth below under “Current Board of Directors—Jean-Pierre Vandromme” is incorporated herein by reference. Mr. Vandromme’s business address is 1 Kozhevnichesky Proezd, 2nd Floor, Moscow, Russia, 115114.

Other than Messrs. Gallagher, Malis, Johnsen and Vandromme, none of the Designees is a director of, or holds any other position with the Company. Parent has advised the Company that, to its knowledge, except as disclosed herein under the caption “Security Ownership of Certain Beneficial Owners and Management” or in the Schedule TO under the captions “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships Between Parent, Merger Sub, VimpelCom and the Company”, none of the Designees beneficially owns any securities (or a right to acquire securities) of the Company or has been involved with any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC, other than Mr. Izosimov, who beneficially owns 2,542 shares of the Company's common stock. Parent has advised the Company that, to its knowledge, none of the Designees has any family relationship with any director, executive officer or person nominated or chosen to become a director or executive officer of the Company.

Upon the acceptance for payment of any shares of the Company’s common stock pursuant to the Offer and the deposit of funds sufficient to fund such payment with the depositary for the Offer, Parent will be entitled to appoint all but one member of the Board. The Remaining Director will be Mr. Herman. Pursuant to the Merger Agreement, Mr. Herman was chosen in the following manner: the special committee of the Board proposed two directors who were serving on the special committee of the Board as candidates and Parent chose Mr. Herman, who was one of the two proposed candidates. Mr. Herman will not be removed or be required to resign from the Board until the effective time of the Merger.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.01, and 10,000,000 shares of preferred stock, par value $0.01. As of February 4, 2008, there were 40,373,891 shares of common stock outstanding and no shares of preferred stock outstanding.

The common stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each share of common stock entitles the record holder to one vote on all matters submitted to a vote of the Company's stockholders.

To the knowledge of the Company, there has been no change in control of the Company since the beginning of the Company’s last fiscal year.

CURRENT BOARD OF DIRECTORS

The size of the Board is set at ten directors. All of the directors are “independent directors” as defined in the listing standards of the Nasdaq Global Select Market, except for Messrs. Vandromme and Bulgak. The following section sets forth the age, name and principal business occupation or employment of each of the Company’s current directors.

Information About the Directors

Alexey Reznikovich Age 39	Mr. Reznikovich, a citizen of Russia, has served as Chief Executive Officer of Altimo Holdings and Investments Ltd. (“Altimo”) since June 2005 and a director of Altimo’s parent company, the Alfa Group Consortium, since 2002. He has overall responsibility for business development and for management supervision of the group’s investment assets. Mr. Reznikovich founded EMAX, a new business venture to develop internet centers in Russia, and has been a director of EMAX and CAFEMAX, an internet café chain, since February 2001. From 1998 to 2000, he was a partner at the Russian office of McKinsey & Co., an international consulting company, having joined McKinsey & Co. in 1993. Prior to joining McKinsey & Co., Mr. Reznikovich worked at Procter & Gamble in Italy and at the Transworld Company in the United States. Mr. Reznikovich graduated from the Economics Faculty of Moscow State University and received his MBA from Georgetown University in the United States in 1993 and INSEAD in France in 1993. Mr. Reznikovich is also a director of VimpelCom.

Mr. Reznikovich was elected as the Chair of the Board in May 2007.

Petr Aven Age 52

Since October 1994, Mr. Aven, a citizen of Russia, has served as President of Alfa Bank. As President, his major responsibilities include strategic planning as well as business and government relations in Russia and in the other countries where the bank operates. Mr. Aven also currently serves as the Co-Chairman of the Board of CTC Media, Inc. Prior to his employment with Alfa Bank, Mr. Aven acted as a financial consultant specializing in financial instruments of the Russian Federation in a consultancy that he established. From November 1991 until his resignation in December 1992, Mr. Aven served as the Minister of Foreign Economic Relations of the Russian Federation. Prior to his appointment as Minister, Mr. Aven was employed as a principal researcher at the International Institute for Applied System Analysis (IIASA) in Laxenburg, Austria where his major projects included the methodology of socio-economic comparisons, comparative economics, and economic reforms in centrally planned economies. Prior to this period, from 1981 to 1989, Mr. Aven served as a research scholar at the Institute for Systems Studies of the USSR Academy of Sciences where he advised the administration of Mikhail Gorbachev. Among his other activities, Mr. Aven has acted as a guest professor and lecturer at numerous universities, including Yale University, Bar-Elan University (Israel), and the University of Glasgow and has published two books on econometrics and on economic reform and numerous articles in Russian and international journals, including “Communist Economies and Economic Transformation,” and “Economic Policy.” Yale University Press and the Kiel Institute of World Economics, and other scientific and academic institutes have published Mr. Aven’s monographs.

Mr. Aven has served as a member of the Board since May 2001. Mr. Aven served as the Chair of the Board starting from his election to the Board in May 2001 until May 2007 and on the Board’s Nominating and Corporate Governance Committee since July 2002, including serving as Chairman of this committee until September 2005.

Vladimir Bulgak Age 66	From 1990 to 1992, Mr. Bulgak, a citizen of Russia, served as Minister of Communications of the Russian Federation Republic of the USSR. From 1992 to 1997, Mr. Bulgak served as Minister of Communications of the Russian Federation. Mr. Bulgak was the Vice Premier of the Russian Federation from 1997 to 1999. In 1998, Mr. Bulgak served as Minister of Science and High Technology of the Russian Federation. From 1999 to 2003, Mr. Bulgak served as Chairman of the Board of Directors of OAO Comincom. From 1999 to 2003, Mr. Bulgak also served as Chairman of the Board of Directors of OAO Combellga. From 2004 to 2006, Mr. Bulgak was Chief Science Advisor of OAO Telecom. From March 1, 2004 to April 2006, Mr. Bulgak was employed as an Advisor to the General Director of EDN Sovintel, LLC (“Sovintel”), a wholly-owned subsidiary of the Company. In addition, Mr. Bulgak was a consultant to Golden TeleServices, Inc., a wholly-owned subsidiary of the Company, until December 2005. Mr. Bulgak holds a Doctorate Degree in Economic Science and is a Professor at the Moscow Technical University of Telecommunications and Information Systems, and holds a Doctorate Degree in Philosophy from, and served as a Professor at the World Distributed University in Brussels, Belgium. Mr. Bulgak is the author of seven books on questions concerning the management, economics and technology of telecommunications, and is the author of a well-known university course book named “The Theory and Technical Schematics of Management Systems for Electronic Communications.”

Mr. Bulgak was elected to the Board in March 2006. He has served as a member of the special committee of the Board since May 2007.

Patrick Gallagher Age 52	Mr. Gallagher, a citizen of the United Kingdom, has over 25 years experience in international telecommunications.

In October 2007, Mr. Gallagher was appointed as a non-executive director of Harmonics Inc., a US publicly listed global provider of high performance video solutions to broadcast, cable, telecom, and other industries. In January 2008, he was appointed Chairman of Macro4 plc, a global software solutions company. From April 2004 to October 2007 he was a member of the Supervisory Board of Getronics NV, a Dutch listed global ICT solutions and services company.

From April 2006 until March 2007, Mr. Gallagher was non-executive Vice Chairman of FLAG Telecom Group, a global company which owns and manages an extensive sub sea optical fiber network spanning four continents and serving the business markets of Asia, Europe, Middle East and the U.S. From March 2003 until March 2006, Mr. Gallagher was Executive Vice Chairman and Chief Executive Officer of FLAG Telecom Group. Prior to joining FLAG in March 2003, he had a 17 year career with British Telecommunications plc (“BT”). Initially, Mr. Gallagher held the position of Commercial Advisor and Commercial Director of BT and in 1994 he was appointed Director of Business Development to lead BT’s international expansion and investment strategy. He was President of BT Europe from January 1996 until July 2000 where he grew and managed BT’s European operations to include 12 equity joint venture companies and five subsidiaries, generating over £6 billion in annual revenue. Subsequently, he sat on BT’s Executive Committee as Group Strategy and Development Director where he was central to BT’s restructuring and strategic re-positioning. Before joining BT, Mr. Gallagher spent eight years with Racal Electronics, managing international communications projects in Europe, the Middle East and South America. Mr. Gallagher is a graduate of Warwick University with a degree in Economics and Industry.

Mr. Gallagher has served as a member of the Board since May 2006 and Vice Chairman of the Board since May 2007. He has served as a member of the Board’s Executive Committee, Compensation Committee and Audit Committee since May 2006. He has served as chairman of the special committee of the Board since May 2007.

Thor A. Halvorsen Age 53	Mr. Halvorsen, a citizen of Norway, is Executive Vice President for Central and Eastern Europe of Telenor ASA and Director of several companies in Norway and internationally. He has served in several Executive Management positions in Telenor ASA, including as Chief Executive Officer of Telenor Networks from 1995 to 1998 and since 1998 as Chief Executive Officer of Telenor Business Solutions. Prior to 1993, he was responsible for sales activities, product management and development and various technical activities both in the fixed and mobile networks.

Mr. Halvorsen holds a Masters of Science in Electrical Engineering (Telecommunications and Computer Science) from the Norwegian Institute of Technology in Trondheim, Norway and studied Management Development at INSEAD in Fontainebleau, France.

Mr. Halvorsen was elected to the Board in May 2007.

David Herman Age 62

Mr. Herman, a citizen of the United States, has served in senior executive positions throughout the world, including the Commonwealth of Independent States. He retired in 2002 from the position of Vice President of General Motors Corporation for Russia and the Commonwealth of Independent States after 29 years with General Motors and since 2002 has been a consultant to General Motors. Mr. Herman was instrumental in the establishment of a $340 million car plant by General Motors, Avtovaz and the European Bank for Reconstruction and Development. Prior to his appointment with General Motors in the Commonwealth of Independent States, Mr. Herman served as Chairman of Adam Opel A.G., and served as President of SAAB Automobile. Mr. Herman has served as a member of the Board since November 2002. Mr. Herman has served as the Chair of the Board’s Audit Committee until July 2006. He has served as the Chair of the Board’s Compensation Committee since November 2005. Mr. Herman has served as a member of the Nominating and Corporate Governance Committee since May 2005 and Chair of that Committee since September 2005. He has served as a member of the special committee of the Board since May 2007.

Kjell Morten Johnsen Age 39	Kjell Morten Johnsen, a citizen of Norway, is a Senior Vice President of Telenor Central & Eastern Europe. Mr. Johnsen is Head of Telenor Russia and a Senior Vice President of Telenor CEE. From 2001 to 2006, Mr. Johnsen worked as Vice President of Telenor Networks with responsibility for Telenor ASA’s fixed line activities in Russia and the CIS. Prior to joining Telenor in 2000, Mr. Johnsen worked for four years with the Norwegian group Norsk Hydro, where he held executive positions both as Country Manager in the Ukraine and as a manager at the regional headquarters for the CIS, Africa and Latin America, based in Paris. Mr. Johnsen is also a director of VimpelCom.

Before joining Norsk Hydro, Mr. Johnsen spent four years working as a trade manager in the Swedish shipping and trading company Scandsea International AB. This work was also connected with the Russian market. Mr. Johnsen holds a Masters Degree in Business Administration in Strategic Management from the Norwegian School of Economics and Business Administration. He also studied Russian at a military academy during his military service.

Mr. Johnsen has served as a member of the Board since December 2003. He has served as a member of the Board’s Executive Committee since December 2003 and as the Chair of that Committee since February 2004. Mr. Johnsen has served as a member of the Board’s Compensation Committee and Nominating and Corporate Governance Committee since February 2004.

Oleg A. Malis Age 33	Mr. Malis, a citizen of Russia, is Senior Vice President of Altimo. Mr. Malis began working for Alfa Telecom Limited (now known as Altimo) as Chief of the Current Project Management Unit in 2005. From 2003 until 2005, Mr. Malis was Senior Vice President and Director of Mergers and Acquisitions for the Company. Prior to joining the Company, Mr. Malis founded ZAO Investelectrosvyaz and ZAO Cortec. Mr. Malis holds a degree from Moscow State Aviation Technological University in Systems Engineering. Mr. Malis is a director of VimpelCom. Mr. Malis has served as a member of the Board since November 2005 and has served on the Board’s Executive Committee since December 2005. Mr. Malis has served on the Board’s Compensation Committee since May 2007.

David Smyth Age 47

Mr. Smyth, a citizen of the United Kingdom, is the Group Finance Director for Macro4 plc, a global software solutions company, from December 2007. Prior to that he was the Chief Executive Officer and Chief Financial Officer of The Diagnostic Clinic, an innovative healthcare company based in London. Earlier, his career was predominantly in the Telecoms market, including eleven years (1992-2003) in senior management roles at Orange plc. These roles included serving seven years as Group Director of Strategic Planning and Investor Relations, and four years as Group Financial Controller, Strategy and Planning. Mr. Smyth is a Fellow of the Chartered Institute of Management Accountants, has an Honors degree in Accountancy, and holds a Masters Degree in Business Administration from Middlesex Business School in London. Mr. Smyth has served as a member of the Board since May 2006. He has served as a member of the Board’s Compensation Committee and Audit Committee since May 2006. Mr. Smyth has served as a member of the Board’s Executive Committee since November 2006 and as the Chair of the Board’s Audit Committee since July 2006. He has served as a member of the special committee of the Board since May 2007.

Jean-Pierre Vandromme Chief Executive Officer Age 53	Mr. Vandromme, a citizen of Belgium, has served as the Chief Executive Officer of the Company since September 1, 2005. Mr. Vandromme is also the founder and Chairman of VoIP.co.uk, a United Kingdom based company, and is a Board member of Completel, Ventelo Sweden and Norway, and was a Board member of Axxessit. From 2001 to 2003, Mr. Vandromme was Chairman, President and Chief Executive Officer of VENTELO Europe and from 1994 to 2001, Mr. Vandromme served in a variety of positions with Global TeleSystems, Inc. (“GTS”), including as President of GTS-Business Services.

Mr. Vandromme has served on the Board since May 2006 and has served on the Board’s Executive Committee since May 2006.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Our executive officers and their ages and positions are as follows (other than Mr. Vandromme’s information, which is set forth above):

Alexander Vinogradov President Age 53	Mr. Vinogradov, a citizen of Russia, became President and Chief Executive Officer of the Company in November 2001. Mr. Vinogradov has served on the Executive Committee of the Board since his initial election as a Director until May 2005. Prior to joining the Company as President and Chief Executive Officer, Mr. Vinogradov worked at Sovintel as General Director from November 1995. Before his appointment as General Director, Mr. Vinogradov worked at Sovintel as Commercial Director, Head of Marketing and Sales and Head of Marketing and Development. Prior to his employment with Sovintel, Mr. Vinogradov worked for over 10 years at the Main Centre for Management of Long-Distance Communications of the USSR where he was in charge of numerous commercial and technical development programs. Mr. Vinogradov holds a degree from Moscow Telecommunications Institute and is a Member of the International Academy of Telecommunications. In 2003 he became a Master of Communications of the Russian Federation.

Boris Svetlichny Senior Vice President, Chief Financial Officer (CFO) and Treasurer Age 46	Mr. Svetlichny, a citizen of the United States, was appointed as Senior Vice President, Chief Financial Officer (CFO) and Treasurer in March 2006. From October 2004, Mr. Svetlichny served as the Financial Controller of Bulgarian Telecommunications Company Plc (“BTC”), the Bulgarian incumbent telecommunications operator. Prior to joining BTC, Mr. Svetlichny was a Partner from 2003 to 2004 with VSRK Associates Ltd., a United Kingdom based management consulting company. From 2000 to 2003, Mr. Svetlichny was the Director and Vice President of Finance of Ventelo (UK) Ltd. for its Western European operations, and from 1994 to 2000, Mr. Svetlichny served in a variety of positions with GTS, including Director of Finance of GTS’ Business Services and Finance Director of Sovintel. GTS was the former parent of the Company. Mr. Svetlichny holds a BBA in Accounting from the University of Massachusetts and a MSIA (MBA) from Carnegie-Mellon University in the USA.

Ilya Smirnov Vice President, General Counsel and Corporate Secretary Age 40	Mr. Smirnov, a citizen of Russia, was appointed Vice-President, Acting General Counsel and Corporate Secretary of the Company in July, 2006. Mr. Smirnov became General Counsel in June 2007. Mr. Smirnov has been working for the Company as legal counsel and Director of Legal Department since 1995. He graduated from the Moscow State Institute of International Relations in 1989 and has an MBA degree from Dowling College of 2002. Mr. Smirnov has a strong background in business development and a deep knowledge of both Russian and Western law with extensive work experience and high professional skills.

Michael Wilson Vice President, Corporate Controller and Principal Accounting Officer Age 38	Mr. Wilson, a citizen of the United States, was appointed Vice President, Corporate Controller and Principal Accounting Officer of the Company in July 2003, having joined the Company as the Director of Financial Reporting in September 1999. From November 1997 until September 1999, Mr. Wilson was Accounting and Finance Special Projects Director of GTS. Prior to that, Mr. Wilson worked as the General Ledger Accounting Manager for Computer Sciences Corporate in Washington, DC. Mr. Wilson is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Mr. Wilson holds a Bachelors Degree in Accounting from Fairmont State College and a Masters Degree in Accounting from West Virginia University.

Kevin Cuffe Vice President, Head of the BCS & Customer Care Business Units Age 47	Mr. Cuffe, a citizen of the United States, has been with the Company since 1998 where he previously served as Commercial Director for Sovintel. He came to the Company after 15 years with AT&T and worked in the Russian and European telecom markets from 1992 in a variety of senior management roles. In Russia, he led the commercial activities of AT&T’s first Russian joint venture. In Italy, he was AT&T’s Business Services Director charged with the development and extension of the Business Service offerings of AT&T in Southern Europe, the Middle East and Africa. He holds a Bachelor of Business Administration degree from the University of Miami and an MBA from San Diego State University.

BOARD ACTIONS; COMMITTEES OF THE BOARD

Board of Directors

The Board met 8 times during the year ended December 31, 2007. During 2007, each of the directors attended 75 percent or more of the aggregate of the total number of the meetings of the Board and the total number of meetings of the committees on which each director served, except Mr. Bulgak, who attended more than 70 percent of such meetings.

The Board has four standing committees: the Executive Committee, the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. The Board also has a special committee of independent directors formed for the purpose of considering a potential business combination between the Company and VimpelCom (the “Special Committee”).

Special Committee

During the fiscal year ended December 31, 2007, the Special Committee held more than 20 meetings. The directors of the Company who are employed by Altimo, Nye Telenor East Invest AS (“Telenor”) or their affiliates, including those who also serve as directors of VimpelCom, may be deemed to have certain interests in the Offer, the Merger and the other transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders generally. The Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in evaluating a potential transaction with VimpelCom. Accordingly, on May 17, 2007, the Board established the Special Committee to consider any business combination transaction proposed by VimpelCom. The members of the Special Committee are Messrs. Vladimir Bulgak, Patrick Gallagher, David Herman and David Smyth, each of whom the Board determined has no interest in or affiliation with VimpelCom or other interest that would affect their ability to act independently for the purpose of considering a transaction with VimpelCom. Mr. Gallagher serves as Chairman of the Special Committee. The Board also authorized the Special Committee to retain, at the expense of the Company, legal, financial and other advisors or consultants to assist and advise the Special Committee in connection with the performance of its duties.

Executive Committee

During the fiscal year ended December 31, 2007, the Executive Committee (the “Executive Committee”) of the Board held 6 meetings. A principal responsibility of the Executive Committee is to have and exercise all the powers of the Board when the Board is not in session, so far as such may be delegated in accordance with law, except that the Committee may not take any final action to: amend the Certificate of Incorporation or Bylaws of the Company; elect directors to fill vacancies or newly created directorships on the Board; fix the compensation of directors for services in any capacity; fill vacancies on the Executive Committee or change its membership; declare dividends (unless authorized by resolution of the Board); exchange, consolidate, sell, lease, pledge or exchange all or substantially all of the Company's property and assets; recommend to the stockholders a plan of dissolution of the Company or a revocation of a dissolution; or adopt an agreement of merger or consolidation for the Company. The Executive Committee also assumes an advisory role for the senior management of the Company. In this capacity, the Executive Committee (i) provides counsel in regard to significant matters affecting the Company, its operations and financial performance; (ii) provides advice on proposed corporate structure, financings and financial strategy; (iii) reviews and offers comment upon the strategic direction of the Company; and (iv) undertakes such other actions as may be requested by the Board.

The current members of the Executive Committee are Mr. Johnsen (Chair), Mr. Gallagher, Mr. Malis, Mr. Smyth, Mr. Vandromme and Mr. Vinogradov (non-voting member).

Audit Committee

During the fiscal year ended December 31, 2007, the Audit Committee (the “Audit Committee”) of the Board held 12 meetings. The primary function of the Audit Committee is to advise and assist the Board in fulfilling its oversight responsibilities to the investment community, including current and potential stockholders. The Audit Committee's purposes include assisting Board oversight of: the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, and the performance of the Company's internal audit function and ethics and compliance function. The Audit Committee also has sole responsibility for the appointment, compensation and oversight of the Company's independent auditors. The Audit Committee's principal responsibilities in serving these functions are described in the Audit Committee charter that was adopted by the Board.

Current copies of the Audit Committee charter and the Company's conduct guidelines, which apply to all of the Company's employees and directors and its subsidiaries and both of which comply with the Sarbanes-Oxley Act of 2002 and the Nasdaq Global Select Market corporate governance standards, are available at www.goldentelecom.com. The Audit Committee charter and the Company's conduct guidelines may also be obtained by writing:

Corporate Secretary

Golden Telecom, Inc.

2831 Twenty-Ninth St., N.W.

Washington, D.C. 20008

If the Company amends any provision of its conduct guidelines that is required under the Nasdaq Global Select Market corporate governance standards or the Sarbanes-Oxley Act of 2002, or if a waiver of such provision is granted to a director or an executive officer, the notice of such amendment, other than technical, administrative, and other non-substantive amendments, or waiver will be posted on the Company's website at www.goldentelecom.com. While the Board or the Audit Committee may consider a waiver for an executive officer or director, such waivers are not expected to be granted.

The current members of the Audit Committee are Mr. Smyth (Chair), Mr. Gallagher, and Mr. Herman.

The Board has determined that the Audit Committee members are financially literate under the current listing the listing standards of the Nasdaq Global Select Market and able to devote sufficient time to serving on the Audit Committee. The Board has also determined that Mr. David Smyth, who is the Group Finance Director for Macro4 plc, is currently the Audit Committee financial expert as defined in Item 407 of Regulation S-K under the Securities Exchange Act of 1934. Mr. Smyth also served as Chief Executive Officer and Chief Financial Officer of The Diagnostic Clinic, and Group Director of Strategic Planning and Investor Relations, Group Financial Controller, Strategy and Planning for Orange plc. The Board has also determined that Mr. Smyth is “independent” as defined by the Nasdaq Global Select Market. The Board made a qualitative assessment of Mr. Smyth's level of knowledge and experience based on a number of factors, including his formal education and experience.

Compensation Committee

During the fiscal year ended December 31, 2007, the Compensation Committee (the “Compensation Committee”) of the Board held 4 meetings. The primary purpose of the Compensation Committee is to ensure that the compensation practices and policies of the Company are consistent with and serve the best interests of the Company's stockholders. To this end, the Compensation Committee develops and approves the compensation arrangements of the officers of the Company, makes grants under the Company's 1999 Equity Participation Plan (the “Equity Plan”), the Golden Telecom, Inc. 2005 Stock Appreciation Rights Plan (the “2005 SAR Plan”) and the Sovintel 2005 Stock Appreciation Rights Plan (the “Sovintel SAR Plan”), and approves the compensation of, and makes recommendations to the full Board regarding certain benefits provided to, and compensation plans applicable to, the Chief Executive Officer, the Chief Financial Officer and those individuals whose cash compensation might reasonably be expected to be among the other top three most highly paid individuals. In addition, the Compensation Committee acts as the plan administrator under the Equity Plan with regard to stock option grants and as an administrator under the 2005 SAR Plan and the Sovintel SAR Plan.

In evaluating compensation of the named executive officers, the Compensation Committee receives and considers information and recommendations from members of the Company's senior management, which are normally presented to the Compensation Committee by the Company's Chief Executive Officer and Director of Human Resources. From time to time, the Company has also engaged outside consultants on matters relating to executive compensation. In 2007, the Company engaged ZAO PricewaterhouseCoopers Audit, Watson Wyatt and Mercer Human Resource Consulting to provide survey details on executive salaries and benefits in similarly sized companies in the telecommunications and other industries in Russia. The Company provided details of our executive compensation to the consultants and received benchmarking surveys from the outside consultants.

A current copy of the Compensation Committee charter is available on the Company's website at www.goldentelecom.com.

The current members of the Compensation Committee are Mr. Herman (Chair), Mr. Gallagher, Mr. Johnsen, Mr. Malis, and Mr. Smyth. Each member of the Compensation Committee has been determined by the Board to be an independent member under the listing standards of the Nasdaq Global Select Market.

Nominating and Corporate Governance Committee

During the fiscal year ended December 31, 2007, the Nominating and Corporate Governance Committee (the “Nominating and Corporate Governance Committee”) of the Board held 2 meetings. The primary purposes of the Nominating and Corporate Governance Committee are to ensure that the Board is appropriately constituted to meet its fiduciary obligations to the Company's stockholders and to the Company and to ensure that the corporate governance practices of the Company are appropriate and effective in enabling the Board to fulfill its responsibilities independent of management and with a view to the best interests of the Company and its stockholders generally. To accomplish these purposes, the Nominating and Corporate Governance Committee develops and implements policies and processes regarding corporate governance matters, assesses Board membership needs and assists the Board in identifying, recruiting and nominating candidates for directorships.

In evaluating and determining whether to nominate a candidate for a position on the Board, the Nominating and Corporate Governance Committee will consider the criteria outlined in the Nominating and Corporate Governance Committee's Charter, which include strength of character, mature judgment, career specialization, relevant technical skills, diversity and the extent to which the candidate would fill a present need on the Board. In 2005, the Company engaged a third party search firm to identify potential independent candidates as nominees to the Board; however, the Nominating and Corporate Governance Committee does not normally engage such firms but, instead, relies primarily on candidate referrals from the current Board.

The Nominating and Corporate Governance Committee will consider stockholder recommendations of candidates when the recommendations are properly submitted in writing. The Nominating and Corporate Governance Committee reviews all candidates in the same manner regardless of the source of the recommendation. The Nominating and Corporate Governance Committee's review is typically based on any written materials provided with respect to a candidate. Any stockholder recommendations which are submitted should include the candidate's name and qualifications for Board membership under the criteria summarized above and should be addressed to:

Corporate Secretary

Golden Telecom, Inc.

2831 Twenty-Ninth St., N.W.

Washington, D.C., 20008

A current copy of the Nominating and Corporate Governance Committee charter is available on the Company's website at www.goldentelecom.com.

The current members of the Nominating and Corporate Governance Committee are Mr. Herman (Chair), Mr. Aven and Mr. Johnsen.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders may communicate with the Board, including the non-management directors, by sending an e-mail to boardofdirectors@gldn.net or by sending a letter to Golden Telecom's Board of Directors, c/o Corporate Secretary, Golden Telecom, Inc., 2831 Twenty-Ninth St., N.W., Washington, D.C., 20008. The Corporate Secretary has the authority to disregard any inappropriate communications or to take other appropriate actions with respect to any such inappropriate communications. If deemed an appropriate communication, the Corporate Secretary will submit your correspondence to the Chairman of the Board or to any specific director to whom the correspondence is directed.

It has been a practice of the Company for all directors to attend the annual meeting of stockholders. All directors who were elected to the Board at the annual meeting of stockholders held on May 17, 2007 were in attendance.

DIRECTOR COMPENSATION

Board of Directors Fees

Commencing with the election of new directors at the 2006 annual meeting of stockholders and until the 2007 annual meeting of stockholders, there were two levels of Board fees with one level for non-executive directors who are not affiliated with a significant stockholder in the Company in the total amount of $100,000, and a second level for non-executive directors who are affiliated with a significant stockholder in the Company in the total amount of $75,000. In April 2007, the Board increased the basic Board fees for a non-executive director to a total amount of $120,000, with such amounts effective from the May 2007 annual meeting of shareholders. In conjunction with the increase, fees for attending meetings or executing consents were discontinued. The Board fees are paid seventy percent in cash and thirty percent in the form of shares of restricted stock pursuant to the Equity Plan that vest after one complete year of service as a director of the Company. The cash portion of the Board fees is paid 50% within two weeks after the annual meeting at which directors are elected, and 50% by the following November 30.

Committee Fees

The Chairman of three of the Board's five committees, excluding the Nominating and Corporate Governance Committee and the Special Committee, receives an annual fee of $15,000 for accepting the additional responsibilities of chairing a Board committee. The Board resolved on April 19, 2007 to increase the fees to be paid to Messrs. Gallagher and Smyth to $50,000 for their service on the Executive Committee.

Upon formation of the Special Committee, the Board did not approve any special compensation of members for service on the Special Committee; rather, the Board determined that compensation of the Special Committee members would be determined by the Board based upon the time and effort expended by the Special Committee members. The Board intended that such compensation would not be based upon the successful completion of a transaction, but upon the extent to which the Special Committee members performed additional services on behalf of the Company. The amount to be paid to members of the Special Committee is expected to be determined by the Board prior to completion of the Offer. Such determination will be made without regard to the success of the Offer.

The amount of Board fees and committee chairmanship fees paid to a director is subject to pro rata adjustment and refund to the Company, at the discretion of the Board, in the event of a director's resignation prior to completion of his scheduled term of service to the Company. Stock options are automatically granted to independent directors under the Equity Plan. However, each eligible director waived his right to receive stock options in 2005, 2006 and 2007, with the exception of Mr. Herman who received 2,500 options in 2005. The Company pays for non-employee directors' accommodations and business class travel to and from the meetings of the Board and of committees.

The current compensation program for non-executive directors is designed to compensate the directors fairly for work performed for a company of our Company's size.

2007 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)		All Other Compensation ($)		Total ($)
Peter Aven	84,000	36,000	(1)	—		120,000
Vladimir Bulgak	84,000	36,000	(1)	42,813	(3)	162,183
Patrick Gallagher	134,000	36,000	(1)	—		170,000
Thor Halvorsen	84,000	36,000	(1)	—		120,000
David Herman	99,000	36,000	(1)	—		135,000
Kjell Johnsen	99,000	36,000	(1)	—		135,000
Alexey Khudyakov(2)	—	—		—		—
Oleg Malis	84,000	36,000	(1)	—		120,000
Ronny Naevdal(2)	—	—		—		—
Alexey Reznikovich	84,000	36,000	(1)	—		120,000
David Smyth	149,000	36,000	(1)	—		185,000

(1)	During 2007, the non-executive directors received 680 shares of the Company's common stock under the Equity Plan. In accordance with FAS 123R, the grant date fair value was $52.93 per share. Fair value is calculated using the closing price of the Company's common stock on the date of grant recognized over the vesting period, which is one year.

(2)	Messrs. Khudyakov and Naevdal did not stand for re-election at the May 2007 annual meeting of shareholders.

(3)	Included in this figure is the cost of an office in the amount of $32,385 and the hiring of a personal assistant at the Company’s office in the amount of $10,428.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Company's common stock and rights to acquire common stock by stockholders that own five percent or more of the common stock, by each of the Company’s directors, nominees for director and named executive officers, and all of the Company’s directors and executive officers as a group. For purposes of this table, a person or a group of persons is deemed to have “beneficial ownership” of any shares as of a date when such person or group has the right to acquire or vote such shares within 60 days after such date, but such shares are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person. Percentages of shares owned are based on the 40,373,891 shares of common stock issued and outstanding at February 4, 2008. These shareholding numbers are based in part on the public filings of several of the stockholders listed below. The Offer, Merger and the Merger Agreement, and the transactions contemplated thereby, are the only arrangements known to the Company as of the date hereof the operation of which may at a subsequent date result in a change in control of the Company. To the knowledge of the Company, there are no material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company or security holder is a party adverse to the Company or any of its subsidiaries. To the knowledge of the Company, in the past five years there have been no legal proceedings that are material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the Company.

Name and Address of Beneficial Owner	Numbers of Shares Beneficially Owned	Percentage Beneficially Owned
Sunbird Limited(1) Themistokli Dervi, 5, Elenion Building 2nd Floor, P.C. 1066 Nicosia, Cyprus	10,731,707	26.6

Nye Telenor East Invest AS(2) Snaroyveien 30 N-1331 Fornebu Norway	7,369,972	18.3

OAO Rostelecom(3) 1st Tverskaya-Yamskaya 14 Moscow, Russia, 125047	4,417,055	10.9

Inure Enterprises Ltd.(4) Daigorou 4, Kermia House 6th Floor, Flat/Office 601 Nicosia, P.C. 1097 Cyprus	3,193,219	7.9

Petr Aven(5)(6)	1,491	—
Vladimir Bulgak(5)(6)	1,761	—
Kevin Cuffe(5)(7)	30,712	0.1
Patrick Gallagher(5)(6)	1,761	—
Thor Halvorsen(5)(6)	680	—
David Herman(5)(6)	1,761	—
Kjell Morten Johnsen(5)(6)	1,491	—
Oleg Malis(5)(6)	1,491	—
Alexey Reznikovich(5)(6)	680	—
David Smyth(5)(6)	1,761	—

Name and Address of Beneficial Owner	Numbers of Shares Beneficially Owned	Percentage Beneficially Owned
Ilya Smirnov(5)(7)	14,375	—
Boris Svetlichny(5)(7)	45,200	0.1
Michael Wilson(5)(7)	7,698	—
Jean-Pierre Vandromme(5)(7)	267,334	0.7
Alexander Vinogradov(5)(7)	64,954	0.2
All Directors and Executive Officers as a Group (15 persons)	443,150	1.1
Alexander V. Izosimov(5)(8)	2,542	—

(1)	Based on information provided in Amendment No. 14 to Schedule 13D filed with the SEC on December 26, 2007, we understand that CTF Holdings Limited is the majority owner of Cotesmore Holdings Limited, Laketown Services Limited and Bardsley Investment Corp. (collectively, the “Holding Companies”). The Holding Companies collectively own a majority of the shares of Altimo. Altimo (formerly Alfa Telecom Limited) is the sole stockholder of Yieldcare Limited. Yieldcare Limited is the sole stockholder of Sunbird Limited. CTF Holdings Limited is a wholly-owned subsidiary of Crown Finance Foundation. As a result of these relationships, each of CTF Holdings Limited, Crown Finance Foundation, Altimo and Yieldcare Limited may be deemed to beneficially own the shares held for the account of Sunbird Limited.

(2)	Based on information provided in Schedule 13E-3 filed with the SEC on January 18, 2008.

(3)	Based on information provided in Schedule 13D filed with the SEC on September 10, 2002 and Company records.

(4)	Based on information provided in Schedule 13D filed with the SEC on June 7, 2007.

(5)	Each of the individuals indicated by this footnote owns less than 1% of our outstanding common stock.

(6)	Included in these figures are 680 restricted shares of common stock that vest on May 16, 2008.

(7)	Included in these figures is the number of shares of our common stock which the holder has the right to acquire beneficial ownership of pursuant to the exercise of options, as follows: Mr. Kevin Cuffe, 30,712; Mr. Ilya Smirnov, 14,375; Mr. Boris Svetlichny, 45,000; Mr. Michael Wilson, 7,500; Mr. Jean-Pierre Vandromme, 267,334; and Mr. Alexander Vinogradov, 58,454.

(8)	Based on information provided by Parent.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based upon the Company's records and other information, the Company believes all of its directors and executive officers and other stockholders who may own 10% or more of the Company's common stock have complied with the requirements of the Securities and Exchange Commission to report ownership and transactions that change ownership.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information on securities that were authorized for issuance under the Company's equity compensation plans as of December 31, 2007.

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Equity compensation plans approved by security holders(1)	936,608	$45.42	1,148,083
Total	936,608	$45.42	1,148,083

(1)	Includes the Equity Plan and the 2005 SAR Plan

EXECUTIVE COMPENSATION AND OTHER INFORMATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis for the year ended December 31, 2007. Based upon such review and discussions, the members of the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis for the year ended December 31, 2007 be included in this Information Statement.

David Herman, Chair

Patrick Gallagher

Kjell Morten Johnsen

Oleg Malis

David Smyth

Compensation Discussion and Analysis

Overview of Compensation Program

The Compensation Committee has responsibility for seeking to ensure that the compensation practices and policies of the Company are consistent with and serve the best interests of the Company's stockholders. The Compensation Committee seeks to ensure that the total compensation paid to the executive officers is fair, reasonable and competitive and seeks to incentivize the maximization of sustainable stockholder value.

Throughout this Information Statement, the individuals who served as the Company's Chief Executive Officer and Chief Financial Officer during fiscal 2007, as well as the other individuals included in the Summary Compensation Table on page 24, are referred to as the “named executive officers.”

Compensation Philosophy and Objectives

The objective of our compensation program for the named executive officers is to attract, motivate and retain suitable candidates for these positions. We currently compensate our senior management with a mix of base salary, bonus, stock appreciation rights (“SARs”) and stock options. This combination of compensation is designed to align management's interests with the long term interests of our stockholders through stock options and SARs while at the same time providing an appropriate base salary tied to the named executive officer's position and a bonus program designed to reward strong performance in the short term. The Compensation Committee uses its judgment and experience and considers the recommendations of management in determining the mix of compensation. Management also relies on benchmarking surveys on executive compensation from time to time completed by outside consultants when making recommendations to the Compensation Committee. The Compensation Committee also informs itself of market practices for compensation related decisions. The Compensation Committee reviews total short-term and long-term compensation annually and, as part of this review process, meets personally with the Company's senior management and a number of the named executive officers to discuss their compensation, short and long term goals, and aspirations.

Historically, the Compensation Committee has not granted equity linked compensation annually; however, such compensation has been awarded from time to time. With the appointment of our new Chief Executive Officer in late 2005, the Compensation Committee decided to provide further incentives to the new Chief Executive Officer and other named executive officers by providing equity-linked compensation in the form of SARs. SARs were chosen instead of options, which were awarded in the past, due to the fact that the SARs that were granted have very little dilutive effect on stockholders, however, it was found that the SARs led to increased volatility of related expenses. Consequently, in June 2007, the value of each outstanding SAR was capped at $53.80. Stock options were then granted with an exercise price of $53.80. The Compensation Committee also approved additional grants of stock options which were granted in June 2007. It is not expected that SARs will be granted in the near future. While stock options may continue to be awarded in the future as part of the total mix of compensation for senior management, the Compensation Committee does not have a pre-determined schedule for additional grants. The Compensation Committee expects to review the awarding of grants annually.

Elements of Compensation

Base Salary

The Company provides named executive officers with base salary to compensate them for services rendered during the fiscal year and to provide an appropriate lifestyle given their professional status and accomplishments. Our Chief Executive Officer’s salary was increased in 2007 to $600,000, an amount that the Compensation Committee concluded is appropriate, given Mr. Vandromme's contribution to Company growth and increase in service offerings. Base salaries reflect levels that the Compensation Committee considers appropriate based on general experience.

Bonus

The named executive officers, with the exception of the Chief Executive Officer, are participants in the Company's Bonus Plan for employees with an internal grade of 14 or higher (“Bonus Plan”). The purpose of the Bonus Plan is to reward those managers who contribute to the success and profitability of the Company. The Bonus Plan aims to coordinate the interest of the managers with the interests of the Company so that goals of the managers are aligned with those of the Company and that high quality work of the managers is rewarded. Under the Bonus Plan, bonuses are awarded on the basis of Company performance and individual performance. Determinations regarding bonus payments to employees for 2007 have not yet been made by the Company and the Compensation Committee.

Company Performance

The Company performance aspect of the Bonus Plan for 2007 is based on EBITDA for 2007 compared to the Company’s budget for 2007 (the “Company Key Performance Indicator”). The results are determined following the final audit of the Company's financial results by the Company's external auditors. The Company Key Performance Indicator coefficient can be between 0 and 1.5. There are three set EBITDA targets, which exclude, among other costs, equity-based compensation costs. If the EBITDA for 2007 is more than

$333 million, then the Company Key Performance Indicator coefficient for that Company Key Performance Indicator will be 1.5. If the EBITDA is less than $292.5 million, then the Company Key Performance Indicator coefficient will be 0. EBITDA results between $292.5 million and $312 million will produce a Company Key Performance Indicator coefficient of 0.5. EBITDA results above $312 million and up to and including $333 million will produce a Company Key Performance Indicator coefficient of 1. Adjustments to the Key Performance Indicator for EBITDA results between $292.5 million and $333 million will be made on a linear basis. The Company performance coefficient is derived by taking the Company Key Performance Indicator coefficient, multiplying each by 100% to give a percentage. Based on past experience, the Committee believes that the Company Key Performance Indicator is achievable but will require sustained effort by the Company's management.

Individual Performance

Each participant under the Bonus Plan has been assigned a seniority grade under the Watson Wyatt grading system, based on his or her job responsibilities within the Company. The seniority grade determines the percentage of the named executive officer's salary which can form the basis for the officer's bonus (the “Bonus Target”). With the exception of one named executive officer's Bonus Target which is 35% of his annual base salary and Mr. Vandromme, who does not participate in the Bonus Plan, the other named executive officers have Bonus Targets of 50% of their annual base salaries. The performance of named executive officers who report directly to the Chief Executive Officer are evaluated by the Chief Executive Officer. Named executive officers who do not report directly to the Chief Executive Officer are evaluated by a colleague with a higher seniority grade chosen by the named executive officer's supervisor. The named executive officer's supervisor then reviews the evaluations and provides his or her additional feedback and evaluation, which results in the personal coefficient determined by the named executive officer's supervisor for the bonus. This coefficient ranges from 0 to 200%.

Bonus calculation

The named executive officer's total bonus amount is arrived at by multiplying the Company's performance coefficient by the Bonus Target and then multiplying that amount by the named executive officer's personal coefficient. There is also a bell curve for the Bonus Plan that is set such that 5% of Bonus Plan participants will receive a personal coefficient of 200%, 15% will receive a personal coefficient of 150%, 60% will receive a personal coefficient of 100%, 15% will receive a personal coefficient of 50% and 5% will receive a personal coefficient of 0%. The bell curve is applied on both a departmental and Company wide basis to the personal coefficients. The bell curves may have a variance of 5% on each of the percentages indicated above. The personal coefficients of Bonus Plan participants may be adjusted so that personal coefficients fit into the required bell curves for the Bonus Plan.

Bonus for the Chief Executive Officer

The Compensation Committee reviewed the performance of the Chief Executive Officer for 2006 and recommended to the Board a bonus of $375,000 for Mr. Vandromme, which represented 100% of his target bonus under his employment agreement. In 2007, Mr. Vandromme’s bonus target was increased to $500,000; however, the Company has not finalized its financial results for 2007 and the Compensation Committee has not recommended a bonus amount for Mr. Vandromme for 2007. Mr. Vandromme’s target bonus is in two parts. Forty percent of his target bonus is based on four key performance indicators, equally weighted (the “Vandromme Key Performance Indicators”). Sixty percent of his target bonus depends on the Company achieving certain EBITDA targets, as detailed below, which exclude, among other costs, equity-based compensation costs. The Vandromme Key Performance Indicators are Mr. Vandromme (i) continuing to represent the Company with government, the media and community in general and developing the Golden Telecom brand in its markets in a manner that protects the Company’s ethical standards and image at large, (ii) assuring sustainable management of the Company, including development of progression and succession planning for the management group, (iii) continuing the Company’s regional expansion strategy, including demonstrating the integration and early synergies of newly-acquired businesses, and (iv) instituting a “Go Fast” system within the Company and assuring that all of Mr. Vandromme’s direct reports attend at least one “Go Fast” session per fiscal quarter. The “Go Fast” system identifies high achievers in management and encourages such people through fast track promotions.

Sixty percent of Mr. Vandromme’s bonus is based on the Company Key Performance Indicator described above. The results are determined following the final audit of the Company's financial results by the Company's external auditors. If the EBITDA for 2007 is more than $333 million, then Mr. Vandromme will receive $450,000. If the EBITDA is less than $292.5, then Mr. Vandromme will not receive a bonus. If the EBITDA results are between $292.5 million and $312 million then Mr. Vandromme will receive a $150,000 bonus. If the EBITDA results are above $312 million and up to and including $333 million then Mr. Vandromme will receive a $300,000 bonus. Adjustments to the Key Performance Indicators for EBITDA results between $292.5 million and $333 million will be made on a linear basis. For more information regarding Mr. Vandromme's employment agreement, see “Chief Executive Officer Employment Agreement” below.

Special Cash Bonuses

Subject to the successful completion of the Offer, the Company also intends to pay special cash bonuses to certain eligible employees of the Company and its subsidiaries. Such bonuses will be paid at the discretion of the Chief Executive Officer of the Company. Pursuant to the terms of the Merger Agreement, the aggregate amount of the employee bonuses may not exceed $2.0 million, less the amount of all fees paid as remuneration to members of the Special Committee, without the prior written consent of VimpelCom. It is expected that Messrs. Cuffe, Smirnov, Svetlichny and Wilson will receive such bonuses.

Equity-based Compensation; Long Term Incentive Plans

Traditionally, the primary form of equity-based compensation that the Company awarded was non-qualified stock options under the Equity Plan. We selected this form of compensation for several reasons including the Company's desire to provide appropriate long term incentives to directors, employees and senior management and to enable the Company to obtain and retain the services of directors, key employees and consultants considered essential to the long range success of the Company. We also selected this form of compensation because of the favorable effect of the Company receiving cash from the exercise of stock options. However, in order to reduce the potential dilution to stockholders when shares are issued following stock option exercises, the Company considered other means by which to provide an equally motivating form of incentive compensation while permitting us to issue fewer shares. On November 22, 2005, the Board, with the recommendation of the Compensation Committee, approved the Golden Telecom, Inc. 2005 SAR Plan and the Sovintel SAR Plan. The 2005 SAR Plan provides for the award of SARs, which confer a benefit that is based on appreciation in value of the Company's common stock. The SARs under the 2005 SAR Plan were payable in either shares of common stock of the Company, or cash at the option of the holder if so stated in the award agreements. Since the 2005 SAR Plan provides for the issuance of up to 200,000 shares of common stock to be issued to participants, the Company requested and received approval for the 2005 SAR Plan at the 2006 annual meeting of stockholders. The Sovintel SAR Plan provides for the award of SARs which are payable only in the form of cash.

The purpose of the 2005 SAR Plan and the Sovintel SAR Plan is to promote the long-term success of the Company and to create stockholder value by (a) encouraging named executive officers and other employees to focus on critical long-range objectives, (b) attracting and retaining persons with exceptional qualifications to serve as named executive officers, and (c) linking named executive officers and other employees directly to stockholder interests by tying compensation to long-term appreciation in the Company's stock. Seventy-five percent of the SARs granted to date under the plans are subject to time vesting with one-third of these grants becoming vested and nonforfeitable on each of the first three anniversary dates from the grant date, provided that the named executive officer remains continuously employed by the Company until each such relevant date. In addition, the base share price for these grants increases by five percent on each anniversary date of the grant date for the SARs that have not yet vested on such anniversary date resulting in an increasing base share price for the unvested SARs. The remaining twenty-five percent of the SARs granted under the plans to date were subject to performance vesting. The performance target was the Company's common stock achieving a closing trading price of at least $50.00 per share for thirty consecutive days. On February 22, 2007, our common stock achieved the $50.00 threshold and the performance vesting SARs became fully vested.

The Compensation Committee was appointed by the Board to administer the 2005 SAR Plan and the Sovintel SAR Plan and the Compensation Committee has delegated the day-to-day management of the 2005 SAR Plan and the Sovintel SAR Plan to members of the Company's management. However, the Compensation Committee determines the persons eligible to receive awards and the amounts of the awards. To date, the Compensation Committee has awarded SARs consistent with the recommendations of management. SARs awarded to the Company's Chief Executive Officer are discussed below on page 22. The number of SARs awarded to the other named executive officers and which have been recommended by the Company's Chief Executive Officer and the Director of Human Resources were approved by the Compensation Committee.

In 2007, the Company reviewed its SARs program and investigated other forms of equity based compensation for its named executive officers and other employees to decrease volatility of related expenses. On the recommendation of the Company, the Compensation Committee decided to issue stock options in 2007. At the time the Equity Plan was adopted, the number of shares available for issuance under the Equity Plan was calculated as 15% of the issued and outstanding shares of the Company on a fully diluted basis. In order to further preserve the 15% ratio, an amendment to the Equity Plan was proposed by the Compensation Committee in April 2007, subject to shareholder approval, to increase the number of Company shares authorized for issuance under the Equity Plan by 1,000,000. This amendment was approved by the Company’s shareholders at the annual meeting of shareholders in May 2007.

The Company then decided to cap the value of each SAR at $53.80 and the Compensation Committee then approved awards of stock options with an exercise price of $53.80 which were issued, with terms generally mirroring those of the SARs. The Compensation Committee also issued additional options in 2007. Seventy-five percent of the options granted under these awards are subject to time vesting with one-third of these grants becoming vested and nonforfeitable on each of the first three anniversary dates from the grant date, provided that the named executive officer remains continuously employed by the Company until each such relevant date. In addition, the base share price for these grants increases by five percent on each anniversary date of the grant date for the options that have not yet vested on such anniversary date resulting in an increasing base share price for the unvested options. Twenty-five percent of the options granted under these awards were subject to performance vesting. The performance target was the Company's common stock achieving a closing trading price of at least $82.15 per share for thirty consecutive days. On October 18, 2007, our common stock achieved the $82.15 threshold and the performance vesting options became fully vested.

The Compensation Committee was appointed by the Board to administer the Equity Plan and the Compensation Committee has delegated the day-to-day management of the Equity Plan to members of the Company's management. However, the Compensation Committee determines the persons eligible to receive awards and the amounts of the awards. To date, the Compensation Committee has awarded options consistent with the recommendations of management.

Currency of Payments

Compensation paid to named executive officers may be paid in rubles at an exchange rate fixed by the Company. Some named executive officers elect to receive their compensation in dollars, which may result in a different, and usually higher, amount paid to the named executive officers due to re-conversion of the compensation amounts to dollars from rubles at a rate close to the Russian Central Bank rate.

Perquisites and Other Personal Benefits

We provide our named executive officers with other benefits detailed in the “All Other Compensation ($)” column in the Summary Compensation Table on page 24 that we believe are reasonable, competitive and consistent with the Company's overall executive compensation program. We believe that these benefits generally allow our executives to work more efficiently. The costs associated with these benefits constitute only a small portion of the executive's total compensation and include premiums on life insurance policies. We also provide the following benefits: the use of a company car, the use of a company driver for the named executive officers (with the exception of one named executive officer), school fees for named executive officers' children, matching 401(k) contributions up to the Internal Revenue Service's limit for American citizens, personal property insurance (with the exception of one named executive officer), and tax preparation services (with the exception of one named executive officer). Certain of the named executive officers use the paid VIP fast track service at Moscow airports. We believe that it is in the Company's interest to provide this service to these named executive officers to avoid the long lines for passport control and customs at the Moscow airports.

Employment Agreements For Certain Executives

The Company has employment agreements with each of its five executive officers. Each agreement provides, among other things, that in the event of the executive officer’s termination without cause, the executive officer will be entitled to receive certain compensation and benefits. In addition, Messrs. Jean-Pierre Vandromme, Alexander Vinogradov, Boris Svetlichny, and Kevin Cuffe have change of control provisions in their respective employment agreements which provide for additional payments upon a change of control. The employment agreements for Messrs. Vandromme, Svetlichny and Cuffe also provide that, in the event of a change of control, the Company will make a tax gross-up payment to cover any excise taxes that may be imposed under the U.S. Internal Revenue Code’s “golden parachute” rules.

“Change of Control” is defined in the respective employment agreements and does not apply to changes of control involving the Company’s major shareholders, Altimo, Telenor, Rostelecom, or their respective wholly-owned subsidiaries and legal successors. We believe that these change of control provisions will help to retain executives and provide continuity of management in the event of any actual or threatened change of control of the Company. It is natural, in the face of a pending change of control, for executives to be concerned and distracted by uncertainty as to their ongoing role in the organization after the transaction. We recognize the importance of reducing the risk that these personal concerns could influence executive officers considering strategic opportunities that may include a change of control of the company. We believe that the change in control agreements appropriately balance the cost to the Company relative to potential damage from distraction or loss of key executives in connection with a potential change in control that could benefit our shareholders.

Chief Executive Officer Employment Agreement

When considering the terms for Mr. Vandromme’s employment agreement in 2005, the Compensation Committee engaged Mercer Human Resources Consulting SA to provide a review of market conditions for executive compensation. Under the terms of Mr. Vandromme’s employment agreement, Mr. Vandromme received a starting base salary of $500,000 per year, which amount will be reviewed by the Compensation Committee annually. For 2007, the base salary was $600,000. Mr. Vandromme is eligible for an annual performance-based, incentive bonus, which, for 2007, is in the amount of up to $500,000. When Mr. Vandromme was hired, he was issued SARs with respect to 200,000 shares of our common stock, at a share price of $29.83 (“Granting Share Price”), one-third of which SARs would vest and become vested and nonforfeitable on each of the first three anniversary dates from September 1, 2005, provided Mr. Vandromme remains continuously employed by the Company or one of its subsidiaries or business units until each such relevant date. This grant was not made under the SARs plans described above.

The agreement also provides that if, prior to August 31, 2008 and during Mr. Vandromme’s period of employment with the Company or one of its subsidiaries or business units, the average closing stock price per share of the Company common stock on the Nasdaq Global Select Market, or any such other exchange on which the Company's common stock may then be traded, exceeds an average of $50.00 during any thirty day consecutive period, Mr. Vandromme would be granted SARs for an additional 200,000 shares of the Company common stock at the Granting Share Price, which SARs shall be fully vested upon issuance. On February 8, 2007, our common stock achieved the $50.00 threshold and Mr. Vandromme was granted additional fully vested SARs in respect of 200,000 shares of our common stock. The SARs granted do not have a contractual term, however, all SARs shall be cancelled, and we shall make a payment with respect to the SARs vested to Mr. Vandromme upon the termination of employment for any reason. The SARs provide for a cash only settlement. In June 2007, the value of the SARs was capped at $53.80. Stock options were then issued with an exercise price of $53.80 and with terms generally similar to those of the SARs.

Taxation Policy for Expatriate Employees

The Company’s Expatriate Taxation Policy (the “Taxation Policy”) provides that any expatriate employees who are assigned to the Company’s, its subsidiaries or its representative offices from third countries to work in Russia, Ukraine or other countries of the Commonwealth of Independent States shall not be penalized in connection with any double or incremental taxation of their income earned in connection with their employment by the Company. Income is generally defined as base salary, cash bonuses and other benefits treated as compensation by the Company. The policy defines two groups of employees for the purposes of the Taxation Policy: (i) those employees who are required to file a tax declaration and pay taxes on their income in their country of assignment (“Host Country Taxpayers”), and (ii) those employees who are required to file a tax declaration and pay taxes on their income in both their home country and their host countries (“Home Country Taxpayers”). With the exception of Mr. Vinogradov, a Russian citizen, and Mr. Vandromme, who is Belgian and therefore considered a Host Country Taxpayer, all of the other named executive officers are US citizens and are considered Home Country Taxpayers. The Company reimburses to the Home Country Taxpayer the host country taxes and also grosses up for the Home Country Taxpayer for the income tax effect (federal and state taxes for American citizens) in the host and home countries due to the payment of the host country taxes by the Company.

Review of All Components of Executive Compensation

The Compensation Committee reviewed all components of the named executive officer’s compensation for 2007. The Compensation Committee met with many of the named executive officers to discuss the named executive officers’ respective goals, career objectives and compensation. The Compensation Committee believes that the compensation for the named executive officers is reasonable and not excessive.

Deductibility of Executive Compensation

As part of its role, the Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals. The Company believes that compensation paid under the management incentive plans is generally fully deductible for federal income tax purposes. However, in certain situations, the Compensation Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for its executive officers.

Accounting for Stock-Based Compensation

Beginning on January 1, 2006, the Company began accounting for stock-based payments including the Equity Plan, the 2005 SAR Plan and the Sovintel SAR Plan in accordance with the requirements of FASB Statement 123(R).

SUMMARY COMPENSATION TABLE

The following table contains information concerning the compensation provided to the Chief Executive Officer, Chief Financial Officer and the other three most highly compensated executive officers (the named executive officers). The Company does not provide any pension benefits, nonqualified defined contributions or other nonqualified deferred compensation plans to any executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Jean-Pierre Vandromme Chief Executive Officer	2007	615,889	(1)		6,424,164		54,797	(4)	7,094,850
	2006	500,118	408,713		5,835,076		53,057		6,796,964

Alexander Vinogradov President	2007	501,377		40,998	—	(1)	23,803	(5)	566,178
	2006	481,534		60,890		127,518			669,942

Boris Svetlichny Senior Vice President, Chief Financial Officer and Treasurer	2007	361,786			1,877,104	(1)	297,802	(6)	2,536,692
	2006	246,109			597,549	250,254	108,732		1,202,644

Kevin Cuffe Vice Managing Director Business & Consumer Solutions BU	2007	315,314			762,558	(1)	286,600	(7)	1,364,472
	2006	302,475			728,704	164,832	131,554		1,327,565

Michael Wilson Vice President, Corporate Controller and Principal Accounting Officer	2007	270,371		12,770	545,614	(1)	177,455	(8)	1,006,210
	2006	241,547		18,605	132,536	172,765	86,352		651,805

(1)	Determinations regarding bonus payments to employees for 2007 have not been made by the Company and the Compensation Committee; we expect to determine the amounts of bonus payments by March 30, 2008.

(2)	This column represents the dollar amount recognized for financial statements reporting purposes with respect to the 2006 and 2007 fiscal years for the grant date stock price of restricted shares. Fair value is calculated using the closing price of the Company's stock on the date of grant recognized over the vesting period which is two years for Messrs. Vinogradov and Wilson, with one third of the restricted shares having vested when granted in 2005.

(3)	The fair value of each SAR award is estimated at the end of each reporting period using the Monte Carlo simulation-based valuation model assuming a 0.12-1.57 year expected term, a 39.9% weighted average volatility, an expected dividend yield of 1.7% and a risk free rate of 3.45%. Estimated volatilities are based on historical volatility of the Company's stock for the period matching the awards' expected term. The Company uses historical data to estimate SAR exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered together for valuation purposes. The expected term of the SARs granted is derived from the output of the SAR valuation model and represents the period of time that SARs granted are expected to be outstanding. The risk-free rate for periods within the expected term of the SAR is based on the US Treasury yield curve in effect at the end of the reporting period.

The fair value of each Stock Option award is estimated at the grant date using the Monte Carlo simulation-based valuation model assuming a 0.17-2.49 year expected term, a 40.1% weighted average volatility, an expected dividend yield of 1.7% and a weighted average risk free rate of 5.00%. Estimated volatilities are based on historical volatility of the Company’s stock for the period matching the awards’ expected term. The Company uses historical data to estimate Stock Option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered together for valuation purposes. The expected term of the Stock Options granted is derived from the output of the Stock Option valuation model and represents the period of time that Stock Options granted are expected to be outstanding. The risk-free rate for periods within the expected term of the Stock Options granted is based on the US Treasury yield curve in effect at the grant date.

(4)	This amount includes costs associated with the personal use of two cars and drivers, personal cellular telephone use, medical premiums, tax filing preparation fees, and language lessons.

(5)	This amount includes costs associated with the personal use of a car and driver, personal cellular telephone use, and medical premiums.

(6)	This amount includes costs associated with personal use of a car and driver, personal cellular telephone use, legal fees related to his former employment, storage expenses, various travel expenses for Mr. Svetlichny's family to obtain Russian visas, matching Company contributions under the Company's 401(k) plan, medical premiums, tax filing preparation fees, $41,920 in school fees for Mr. Svetlichny's children, and $111,159 for Russian tax protection payments which were grossed up in the amount of $63,756 for his 2006 tax year and gross-ups on fringe benefits in the amount of $27,596.

(7)	This amount includes costs associated with the personal use of a car and driver, personal cellular telephone use, storage expenses, $12,785 in school fees for Mr. Cuffe's children, matching Company contributions under the Company's 401(k) plan, medical premiums, tax filing preparation fees and $139,185 for Russian tax protection payments which were grossed up in the amount of $81,142 for his 2006 tax year, and gross-ups on fringe benefits.

(8)	This amount includes costs associated with personal use of a car, storage fees, personal cellular telephone use, matching Company contributions under the Company's 401(k) plan, medical premiums, tax filing preparation fees and $93,825 for Russian tax protection payments which were grossed up in the amount of $54,480 for his 2006 tax year.

GRANTS OF PLAN-BASED AWARDS IN 2007

The following table provides information about equity and non-equity awards granted to named executive officers in 2007. Four of the named executive officers with grants detailed under the “All Other Option Awards” column below were awarded stock options.

Name	Grant Date	Estimated Possible Payouts Under Non- Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(2)	Market Price on Grant Date ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards($)
		Threshold ($)	Target ($)	Maximum ($)
Jean-Pierre Vandromme	27-Jun-2007				200,000	53.80	53.80	2,884,000
Jean-Pierre Vandromme	27-Jun-2007				667	53.80	53.80	11,166
Jean-Pierre Vandromme	27-Jun-2007				66,667	53.80	53.80	1,153,339
Jean-Pierre Vandromme	27-Jun-2007				66,666	53.80	53.80	1,201,988
Alexander Vinogradov			120,000	480,000
Boris Svetlichny			181,125	724,500
Boris Svetlichny	27-Jun-2007				12,500	53.80	53.80	193,375
Boris Svetlichny	27-Jun-2007				12,500	53.80	53.80	221,750
Boris Svetlichny	27-Jun-2007				12,500	53.80	53.80	233,500
Boris Svetlichny	27-Jun-2007				12,500	53.80	53.80	239,750
Boris Svetlichny	28-Jun-2007				7,500	53.80	55.01	130,125

Name	Grant Date	Estimated Possible Payouts Under Non- Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(2)	Market Price on Grant Date ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards($)
		Threshold ($)	Target ($)	Maximum ($)
Boris Svetlichny	28-Jun-2007				7,500	56.49	55.01	159,375
Boris Svetlichny	28-Jun-2007				7,500	59.31	55.01	164,925
Boris Svetlichny	28-Jun-2007				7,500	62.28	55.01	169,125
Kevin Cuffe			157,500	630,000
Kevin Cuffe	27-Jun-2007				12,500	53.80	53.80	229,000
Kevin Cuffe	27-Jun-2007				12,500	53.80	53.80	230,375
Kevin Cuffe	28-Jun-2007				1,875	53.80	55.01	32,531
Kevin Cuffe	28-Jun-2007				1,875	56.49	55.01	39,844
Kevin Cuffe	28-Jun-2007				1,875	59.31	55.01	41,231
Kevin Cuffe	28-Jun-2007				1,875	62.28	55.01	42,281
Michael Wilson			98,532	394,128
Michael Wilson	27-Jun-2007				2,500	53.80	53.80	45,800
Michael Wilson	27-Jun-2007				2,500	53.80	53.80	46,075
Michael Wilson	27-Jun-2007				1,250	53.80	53.80	23,938
Michael Wilson	27-Jun-2007				1,250	53.80	53.80	24,988
Michael Wilson	27-Jun-2007				1,250	53.80	53.80	25,938
Michael Wilson	28-Jun-2007				3,750	53.80	55.01	65,063
Michael Wilson	28-Jun-2007				3,750	56.49	55.01	79,688
Michael Wilson	28-Jun-2007				3,750	59.31	55.01	82,463
Michael Wilson	28-Jun-2007				3,750	62.28	55.01	84,563

(1)	This column estimates the amounts that could have been earned under the Company’s Bonus Plan. For further details, please see the Summary Compensation Table on page 24.

(2)	The exercise price increases by 5% on the anniversary of the grant date for the options that have not yet vested on such anniversary dated resulting in the increasing exercised price for the unvested option, as indicated.

(3)	The market price is the closing price of the Company’s common stock on the Nasdaq market on the grant date.

OUTSTANDING EQUITY AWARDS

AT THE END OF FISCAL 2007

The table below provides information on the holdings of stock option and SARs awards by the named executive officers at December 31, 2007. This table includes unexercised, unvested and vested stock option awards, and unexercised, unvested and vested SARs. The SARs expire five years from the date of grant. Under the 2005 SAR Plan, awards may be settled in cash or in stock; up to 200,000 shares are reserved for SARs settled in stock. Under the Sovintel SAR Plan, SARs may only be settled in cash. Under the 2005 SAR Plan and the Sovintel SAR Plan, 75% of the SARs are subject to time vesting over three years and 25% are subject to performance vesting such that when the Company’s share price reaches a certain target the SARs will vest. Upon termination of employment, SARs may not be exercised after the thirtieth day following such termination of employment. SARs do not vest after termination of employment.

With the exception of Mr. Cuffe’s stock options which vest in October 2009 and October 12, 2010 as described below (“Mr. Cuffe’s Original Options”), options vest annually over a three year period, except for those options which were granted as vested. These options expire on the earlier of five years from the date of grant or the expiration of six months from the employee’s termination of employment. Options may be exercised through a cashless exercise. A portion of the options are subject to performance vesting such that they vest when the Company’s share price reaches a certain target.

Mr. Cuffe’s Original Options vested over three years and expire on the earlier of ten years from the date of issuance of the options, eighteen months from termination of employment other than by reason of his disability or death, the expiration of one year from the date termination of employment by reason of disability, the expiration of one year from the date of death or the expiration of three months from the date of termination of employment for cause. The options may be exercised through a cashless exercise.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)		Option Expiration Date
Jean-Pierre Vandromme	267,334	66,666	(1)	53.80		1-Sep2010
		66,666	(2)	29.83	(3)	(4)

Alexander Vinogradov

Boris Svetlichny	7,500	22,500	(5)	53.80	(6)	28-Jun-2012
	25,000	25,000	(7)	53.80		27-Jun-2012
		25,000	(8)	29.63	(3)(9)	17-Mar-2011

Kevin Cuffe	1,875	5,625	(10)	53.80	(6)	28-Jun- 2012
	12,500	12,500	(11)	53.80		27-Jun- 2012
		12,500	(12)	31.03	(3)(13)	12-Dec-2010
	3,000			12.00		1-Oct- 2009
	10,000			15.63		12-Oct-2010

Michael Wilson	3,750	11,250	(14)	53.80	(6)	28-Jun- 2012
	2,500	2,500	(15)	53.80		27 Jun- 2012
	1,250	2,500	(16)	53.80		27 Jun- 2012
		2,500	(17)	31.03	(3)(13)	12-Dec-2010
		2,500	(18)	26.10	(3)(19)	26-Jul- 2011

(1)	These options vest on September 1, 2008.

(2)	These SARs vest on September 1, 2008.

(3)	The exercise price of these SARs has been capped at $53.80 such that maximum amount that a person can receive per SAR exercised is the difference between the grant price and $53.80.

(4)	Under the terms of Mr Vandromme’s employment agreement, there is no expiration date for his SARs.

(5)	7,500 options vest on June 28, 2008; 7,500 vest on June 28, 2009; and 7,500 vest on June 28, 2010.

(6)	The base exercise price for this grant increases by 5 percent on each anniversary date of the grant date for the options that have not yet vested on such anniversary date resulting in an increased base exercise price for the unvested options as follows:

Vesting Date:	Exercise Price:
June 28, 2008	$56.49
June 28, 2009	$59.31
June 28, 2010	$62.28

(7)	12,500 options vest on March 17, 2008 and 12,500 options vest on March 17, 2009.

(8)	12,500 SARs vest on March 17, 2008 and 12,500 SARs vest on March 17, 2009.

(9)	The base exercise price for this grant increases by 5 percent on each anniversary date of the grant date for the options that have not yet vested on such anniversary date resulting in an increased base exercise price for the unvested options as follows:

Vesting Date:	Exercise Price:
March 17, 2008	$32.67
March 17, 2009	$34.30

(10)	1,875 options vest on June 28, 2008; 1,875 options vest on June 28, 2009; and 1,875 vest on June 28, 2010.

(11)	These options vest on December 12, 2008.

(12)	These SARs vest on December 12, 2008.

(13)	The base exercise price for this grant increases by 5 percent on each anniversary date of the grant date for the options that have not yet vested on such anniversary date resulting in an increased base exercise price for the unvested options as follows:

Vesting Date:	Exercise Price:
December 12, 2008	$31.03

(14)	3,750 options vest on June 28, 2008; 3,750 options vest on June 28, 2009; and 3,750 options vest on June 28, 2010.

(15)	2,500 options vest on December 12, 2008.

(16)	1,250 options vest on July 26, 2008 and 1,250 vest on July 26, 2009.

(17)	2,500 vest on December 12, 2008.

(18)	1,250 vest on July 26, 2008 and 1,250 vest on July 26, 2009.

(19)	The base exercise price for this grant increases by 5 percent on each anniversary date of the grant date for the options that have not yet vested on such anniversary date resulting in an increased base exercise price for the unvested options as follows:

Vesting Date:	Exercise Price:
July 26, 2008	$26.10
July 26, 2009	$27.40

OPTION EXERCISES AND STOCK VESTED IN 2007

The following table provides information for the named executive officers on stock option exercises during 2007, including the number of shares acquired upon exercise and the value realized.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Jean-Pierre Vandromme
Alexander Vinogradov	35,000	$1,755,000
Boris Svetlichny
Kevin Cuffe
Michael Wilson

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Employment Agreements

As described in the Compensation Discussion and Analysis, each of the named executive officers have severance clauses in their employment contracts and four of these executives, Messrs. Vandromme, Vinogradov, Svetlichny and Cuffe have change of control clauses. The Board has determined that, in each case, the Merger will constitute a change of control thus entitling Messrs. Vandromme, Vinogradov, Svetlichny and Cuffe to receive certain change of control payments.

Mr. Vandromme’s Employment Agreement. Under Mr. Vandromme’s employment agreement, upon a change of control, he is entitled to receive a lump sum cash payment equal to two times his annual salary, plus a pro rata bonus payment, calculated assuming achievement of target levels. In addition, upon a change of control, Mr. Vandromme would become 100% vested in any outstanding SARs granted pursuant to his employment agreement which were not previously vested. To the extent applicable, the Company also would make a tax gross-up payment to Mr. Vandromme to cover any excise taxes that may be imposed under the U.S. Internal Revenue Code’s “golden parachute” rules. The Company has determined that no gross up will be payable under this provision upon consummation of the Offer and the Merger. If terminated without cause, Mr. Vandromme is entitled to cash severance equal to a pro rata share of his bonus, calculated assuming achievement of target levels. Subject to the execution of a release of employment related claims, Mr. Vandromme would be entitled to receive additional compensation in a lump sum amount equal to nine months’ salary and continuation of benefits for six months.

Mr. Vinogradov’s Employment Agreement. Under Mr. Vinogradov’s employment agreement, upon a change of control, he is entitled to receive a lump sum cash payment equal to two times his annual salary. If terminated without cause, Mr. Vinogradov is entitled to cash severance equal to a pro rata share of his bonus. Subject to the execution of a release of employment related claims, Mr. Vinogradov would be entitled to receive additional compensation equal to nine months’ salary and continuation of benefits for nine months.

Mr. Svetlichny’s Employment Agreement. Under Mr. Svetlichny’s employment agreement, upon a change of control, he is entitled to receive a lump sum cash payment equal to two times his annual salary, plus a pro rata bonus payment, calculated assuming achievement of target levels. To the extent applicable, the Company also would make a tax gross-up payment to Mr. Svetlichny to cover any excise taxes that may be imposed under the U.S. Internal Revenue Code’s “golden parachute” rules. The Company has determined that no gross up will be payable under this provision upon consummation of the Offer and the Merger. If terminated without cause, Mr. Svetlichny is entitled to cash severance equal to a pro rata share of his annual target bonus, calculated assuming achievement of target levels. Subject to the execution of a release of employment related claims, Mr. Svetlichny would be entitled to receive additional compensation in the amount of nine months’ salary and continuation of benefits (or cost of continuation) for six months.

Mr. Cuffe’s Employment Agreement. Under Mr. Cuffe’s employment agreement, upon a change of control, he is entitled to receive a lump sum cash payment equal to two times his annual salary, plus a pro rata bonus payment, calculated assuming achievement of target levels. To the extent applicable, the Company also would make a tax gross-up payment to Mr. Cuffe to cover any excise taxes that may be imposed under the U.S. Internal Revenue Code’s “golden parachute” rules. The Company has determined that no gross up will be payable under this provision upon consummation of the Offer and the Merger. If terminated without cause, Mr. Cuffe is entitled to cash severance equal to a pro rata share of his annual target bonus, calculated assuming achievement of target levels. Subject to the execution of a release of employment related claims, Mr. Cuffe would be entitled to receive additional compensation in the amount of nine months’ salary and continuation of benefits (or cost of continuation) for six months.

Mr. Wilson’s Employment Agreement. Under Mr. Wilson’s employment agreement, if terminated without cause, he is entitled to cash severance equal to a pro rata share of his annual target bonus. Subject to the execution of a release of employment related claims, Mr. Wilson would be entitled to receive additional compensation in the amount of six months’ salary and continuation of benefits for six months. Mr. Wilson does not have a change of control provision in his employment agreement.

Potential Payments Upon Termination of Employment or Change of Control. The following table sets forth the value of cash compensation and other benefits that would become payable to the executive officers of the Company assuming a change of control and termination of employment on December 31, 2007, given the executive officers’ compensation and service levels as of such date.

Name	Severance Upon Termination by Reason of Total Disability	Severance Upon Termination by Reason of Death	Change of Control Cash Payment	Severance Upon Termination Without Cause(1)
	$	$	$	$
Jean-Pierre Vandromme	(2)	(3)	1,700,000	554,167
Alexander Vinogradov(4)	(2)	(3)	1,008,000	403,000
Boris Svetlichny	(2)	(3)	905,625	309,422
Kevin Cuffe	(2)	(3)	787,500	269,063
Michael Wilson	(2)	(3)	—	231,668

(1)	Reflects the amount of severance payable assuming termination of their respective employment agreements without cause, including the following amounts which are conditioned upon the execution of the releases referenced above: Mr. Vandromme, $450,000; Mr. Vinogradov, $378,000; Mr. Svetlichny, $271,688; Mr. Cuffe, $236,250; and Mr. Wilson, $211,140.

(2)	The Company provides no special compensation upon a termination by reason of total disability. However, the Company will pay all salary earned prior to the date of termination; a pro rata share of any bonus for the fiscal year in which the total disability occurred; any benefits in which the employee is a participant to the full extent of the employee’s rights under such plans; and reimbursement of business and/or entertainment expenses incurred by the employee prior to termination with the exception of disability benefits, which shall continue to be paid from the Company’s insured long-term disability plan for the period specified by such plan. In the event there is a period of time in which the employee is not paid salary and does not receive long-term disability payments for any reason, the Compensation Committee shall decide, in its sole discretion, whether the Company shall make interim payments to the employee until the commencement of payments under the long-term disability plan. Assuming a December 31, 2007 date of termination by reason of total disability and a 100% payout of target bonuses by the Company, the following named executive officers would receive the following pro rata share of any bonus: Mr Vandromme, $500,000; Mr. Vinogradov, $120,000; Mr. Svetlichny, $181,125; Mr. Cuffe, $157,500; and Mr. Wilson, $98,532. Due to Russian legislation, Mr. Vinogradov will also be paid an additional two weeks salary in the approximate amount of $19,385.

(3)	The Company provides no special compensation for any period after the employee’s death. However, the Company will pay to the employee’s beneficiary, to the degree earned but not paid prior to the date of the employee’s death, all salary; a pro rata share of any bonus for the fiscal year in which the death occurred; any benefits in which the employee is a participant to the full extent of the employee’s rights under such plans; and reimbursement of business and/or entertainment expenses incurred by the employee prior to termination. Assuming a December 31, 2007 date of termination by reason of death and a 100% payout of target bonuses by the Company, the following named executive officers would receive the following pro rata share of any bonus: Mr. Vandromme, $500,000; Mr. Vinogradov, $120,000; Mr. Svetlichny, $181,125; Mr. Cuffe, $157,500; and Mr. Wilson, $98,532.

(4)	Upon expiration of the term of Mr. Vinogradov’s employment agreement, he is entitled to an amount equal to $378,000, representing nine months salary. Mr. Vinogradov shall also be entitled to receive continuation of benefits under the Company’s medical insurance plan for the earlier of nine months or until such time as Mr. Vinogradov receives comparable benefits from a new employer.

Company Equity Awards and Change of Control. The following table sets forth the value of vested stock options and SARs (together, “Company Equity Awards”) that (a) will be converted into the right to receive an amount in cash upon the Merger, and (b) will accelerate and become exercisable upon a change of control, assuming a December 31, 2007 change of control date as determined by the Board.

Name	Vested Company Equity Awards	Company Equity Awards That Accelerate Upon a Change of Control	Total
	$	$	$
Jean-Pierre Vandromme	13,687,501	5,011,283	18,698,784
Alexander Vinogradov	—	—
Boris Svetlichny	—	—
Kevin Cuffe	—	—
Michael Wilson	—	—

Subject to the successful completion of the Offer, the Company also intends to pay special cash bonuses to approximately 25 eligible employees of the Company and its subsidiaries. Such bonuses will be paid at the discretion of the Chief Executive Officer of the Company. Pursuant to the terms of the Merger Agreement, the aggregate amount of the employee bonuses may not exceed $2.0 million, less the amount of all fees paid as remuneration to members of the Special Committee, without the prior written consent of VimpelCom. It is expected that Messrs. Cuffe, Smirnov, Svetlichny and Wilson will receive such bonuses.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has adopted a written policy on related party transactions (“Related Person Policy”). Related person transactions are those transactions in which the Company is a participant where the amount involved exceeds $120,000 and a director, nominee for director, executive officer, holder of more than 5% of our common stock or an immediate family member of any of the above has a direct or indirect material interest. Under the Related Person Policy, transactions that fall within the definition will be referred to the Audit Committee for its review, approval or ratification. Based on its consideration of all factors it deems relevant and appropriate, the Audit Committee will decide whether or not to approve such transaction and will only approve those transactions that are in the best interests of the Company. A related person transaction entered into without the pre-approval of the Audit Committee shall not be deemed to violate the Related Person Policy as long as the related person transaction is ratified by the Audit Committee as soon as reasonably practicable after it is entered into. In lieu of the foregoing procedures, the Merger Agreement described below was approved by the Special Committee, which was established by the Board for this purpose and included each member of the Audit Committee.

Each year the Company requires our directors and executive officers to complete and return a questionnaire which, among other things, requires them to indicate any transactions or potential transactions with us in which a director or an executive officer or one of their family members or associated entities has an interest. The directors and executive officers are required to notify the Company of any changes to the information provided in the questionnaire during the course of the year. Our Code of Conduct also provides guidance on potential conflicts of interest and provides guidance as to how an individual should act so as to avoid any such conflicts of interest. We believe that these policies and procedures ensure that all related person transactions requiring disclosure under the SEC rules are appropriately reviewed and approved or ratified.

TRANSACTIONS WITH RELATED PERSONS

Certain Transactions with Shareholders

Mr. Reznikovich is Chief Executive Officer and Mr. Malis is Senior Vice President of Altimo, which beneficially owned approximately 26.6% of the outstanding shares of the Company's common stock as of February 4, 2008. In the past, companies in the Alfa Group Consortium have provided investment banking, corporate finance and consulting services to the Company. On September 7, 2007, the Company’s subsidiary,

Sovintel, entered into an agreement for provision of consulting services with Altimo with a value of up to $2.0 million, excluding Russian value added taxes. The aggregate amount of remuneration paid for services during 2007 under this agreement was $2.0 million.

On September 1, 2006, Sovintel entered a two-year agreement with a company in the Alfa Group Consortium to provide Sovintel with property and liability insurance. The aggregate amount of remuneration paid for services during 2007 under this agreement was $0.3 million. In 2007, a Company subsidiary, Dicom LLC, entered a similar agreement for property and liability insurance with a company in the Alfa Group Consortium. The aggregate amount of remuneration paid for services during 2007 under this agreement was $0.1 million.

Mr. Halvorsen is an Executive Vice President of Telenor ASA, which beneficially owned approximately 18.3% of the outstanding shares of the Company's common stock as of February 4, 2008 and Mr. Johnsen is Head of Telenor Russia and a Senior Vice President of Telenor Central & Eastern Europe which is an affiliate of Telenor. The Company has entered into commercial arrangements in the ordinary course of business with affiliates of Altimo, Telenor and OAO Rostelecom (“Rostelecom”). Rostelecom beneficially owned approximately 10.9% of the outstanding shares of the Company's common stock as of February 4, 2008. In the regular course of business, the Company enters into infrastructure, settlement and other operational contracts with Rostelecom. During the period from January 1, 2007 through September 30, 2007, the Company incurred costs from Rostelecom and Telenor under such contracts of approximately $31.9 million and $0.2 million, respectively. The Company believes that the arrangements with these companies have been conducted on commercially reasonable terms.

The Company maintains bank accounts with Alfa Bank, an affiliate of Altimo, which acts as one of the clearing agents for the payroll of the Russian staff of the Company. The balances at these bank accounts were minimal at December 31, 2007.

The Company has begun to explore strategic alternatives with regard to its investment in ZAO Cortec and, in that regard, has engaged in preliminary discussions with Inure Enterprises Limited (“Inure”), the owner of the forty-nine percent (49%) interest in ZAO Cortec that is not already owned by the Company and a holder of approximately 8% of the outstanding Common Stock, regarding a potential acquisition by the Company of some or all of the interest in ZAO Cortec held by Inure that is not already owned by the Company. Such a transaction would be in lieu of the Company’s current contractual commitment (subject to market conditions and regulatory approvals) to proceed with an initial public offering of at least 10% of the issued and outstanding shares of ZAO Cortec by the end of 2008. As of the date hereof, no agreement has been reached with Inure with respect to the terms of any such transaction and there can be no assurance that an agreement will be reached or of the timing of any such transaction. In furtherance of these discussions, the Company has entered into an agreement with ABH Financial Limited, an entity organized under the laws of the British Virgin Islands and an affiliate of Altimo (“ABH”), pursuant to which ABH will serve as the Company’s exclusive financial adviser with respect to the potential transaction, effective upon and subject to the approval of the engagement by the Company Board. The engagement letter provides for the payment to ABH Financial Limited of a $300,000 fee following completion of a valuation of ZAO Cortec and fees of up to $4,200,000 upon the successful completion of a transaction, and also provides for the reimbursement of expenses. The Company Board will consider the engagement of ABH following review and recommendation by the Audit Committee of the Company Board.

Information regarding contracts with Altimo and Telenor is set forth above under “Agreements with Current Executive Officers, Directors and Affiliates of the Company” and is incorporated herein by reference.

Certain Transactions with Family Members

The Company maintains bank accounts with International Moscow Bank. The spouse of the Company’s President was a member of the Executive Board of Directors of International Moscow Bank until October 1, 2007. The amount on deposit was approximately $7.4 million at December 31, 2007.

Mr. Malis’s brother is the General Director of ZAO Cortec and various subsidiaries (together, “Corbina Telecom”). The Company acquired a 51% ownership interest in ZAO Cortec on May 28, 2007. Mr. Malis’s brother was also the General Director of another telecommunications service provider. The company received revenues of approximately $6.9 million and $1.57 million in 2006 and in 2007 to the date of acquisition of Corbina Telecom, respectively, from Corbina Telecom and this telecommunications service provider. The Company incurred costs of approximately $1.3 million and $0.9 million in 2006 and in 2007 to the date of acquisition of Corbina Telecom, respectively, from Corbina Telecom and this telecommunications service provider.

Shareholders Agreement

On December 1, 2003, subsidiaries of the Company completed the purchase of OAO Comincom from Telenor. As a result of the transaction, Telenor, an affiliate of Telenor ASA, acquired approximately 19.5% of the Company’s then issued and outstanding shares of the Company's common stock. Also in connection with the transaction, the Company and certain significant shareholders of the Company entered into a shareholders agreement dated as of August 19, 2003 (the “Shareholders Agreement”) which became effective upon the closing of the transaction. The original parties to the Shareholders Agreement were the Company, Altimo (then known as Alfa Telecom Limited (“Alfa”)), Telenor, Rostelecom, Capital International Global Emerging Markets Private Equity Fund L.P. (“Capital”), Cavendish Nominees Limited and First NIS Regional Fund SICAV (together with Cavendish Nominees Limited, “Barings”). Upon the acquisition by Sunbird Limited (“Sunbird”) from Altimo of the Company's common stock currently held by Sunbird, Sunbird executed an endorsement agreeing to be bound by the terms of the Shareholders Agreement.

The Shareholders Agreement places limitations on the ability of a shareholder who is a party thereto, together with any of its affiliates, to acquire, individually or together with its affiliates, beneficial ownership of fifty percent (50%) or more of the issued and outstanding shares of the Company's common stock, other than pursuant to a “Tender Offer” as defined in the Shareholders Agreement. For purposes of the Shareholders Agreement, a “Tender Offer” is defined as an offer made by a shareholder who is a party to the agreement or any of its affiliates to purchase any and all of the issued and outstanding shares of the Company, which (subject to certain limitations in the event of competing tender offers) is accepted by stockholders holding a simple majority of the issued and outstanding shares of the Company's common stock, excluding any shares of the Company's common stock held by such shareholder and its affiliates.

Except with respect to Tender Offers (as defined in the Shareholders Agreement), the Shareholders Agreement restricts shareholders who are parties thereto and their affiliates from engaging in business combinations with the Company without the prior approval of the Company Board, including the affirmative vote of a majority of disinterested directors.

The Shareholders Agreement further provides that, except with respect to Tender Offers (as defined in the Shareholders Agreement), non-directed sales of shares effected through certain stock exchanges or public offerings and transfers to controlled affiliates, until December 1, 2008, a party to the Shareholders Agreement who holds at least ten percent of the outstanding shares of Common Stock wishing to transfer any shares of Common Stock is required first to give notice to Altimo, Telenor, and Rostelecom, each of which has 30 days to offer to purchase for cash all (but not less than all) of the offered shares of the Company's common stock. If the offer is the same or higher than the price set forth in the notice, then the transferor is obligated to transfer shares of the Company's common stock to the offeror. Altimo has agreed to certain additional restrictions on transfers by it.

Under the Shareholders Agreement, each party thereto has agreed to certain rights, conditions and limitations with respect to any direct or indirect sale, exchange, transfer, pledge, assignment, distribution or other disposition, or issuance or creation of any option or any voting proxy, voting trust or other agreement in respect of the Company, its management or any shares of the Company's common stock or other capital stock of the Company.

The Shareholders Agreement also affords the parties thereto preemptive rights with respect to issuances of securities, including the Company's common stock, by the Company, so that their respective percentage ownership may be maintained.

The Shareholders Agreement terminates automatically at the earlier of the date on which all parties thereto agree to terminate the agreement or the date on which any person, individually or collectively with its affiliates, owns more than fifty percent of the issued and outstanding common stock. If a party to the Shareholders Agreement who at any time owned at least 3% of the Company's common stock ceases to own at least 3% of the Company's common stock, such shareholder automatically ceases to be a party to the Shareholders Agreement.

Registration Rights Agreements

The Company is party to a Registration Rights Agreement dated as of August 19, 2003 among the Company, Altimo (then known as Alfa), Telenor, Rostelecom, Capital and Barings. Under this Registration Rights Agreement, each of Altimo, Telenor, Rostelecom and Barings has the right to request in writing that the Company effect a registration under the Securities Act of 1933, as amended, to all or part of the registrable Company securities held by such party. Each of Altimo, Telenor and Rostelecom is entitled to two demand registrations. Each of Barings and Capital is entitled to one demand registration.

The Company is party to a registration rights agreement dated February 22, 2007 with Inure. Under this registration rights agreement, Inure has the right to request in writing that the Company effect a registration under the Securities Act of 1933, as amended, to all or part (over 1,000,000) of the registrable Company securities held by Inure. Inure is entitled to two demand registrations.

The Merger Agreement

The summary of the material terms of the Merger Agreement set forth in the Offer to Purchase under the caption “SPECIAL FACTORS—The Merger Agreement” and the description of the conditions of the Offer set forth in the Offer to Purchase under the caption “THE TENDER OFFER—11. Certain Conditions to the Offer” are incorporated herein by reference. The summary of the Merger Agreement and the description of the conditions of the Offer contained in the Offer to Purchase are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 21, 2007.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Mr. Herman (Chair), Mr. Gallagher, Mr. Johnsen, Mr. Malis, and Mr. Smyth served on the Compensation Committee during 2007. There were no Compensation Committee interlocks or insider participation during 2007.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee has reviewed and discussed the Company's audited consolidated financial statements with management. The Audit Committee has also discussed with the Company's independent auditors the matters required to be discussed by Statements on Auditing Standards No. 61 (SAS 61—Communication with Audit Committees), as amended, relating to the auditors' judgment about the quality of the Company's accounting principles, judgments and estimates, as applied in its financial reporting.

The Audit Committee has received written disclosures and the letter from the independent auditors required by Independence Standards Board No. 1 (Independence Discussions with Audit Committees) that relates to the auditors' independence from the Company and its subsidiaries, and has discussed with the independent auditors their independence.

The Audit Committee met with management periodically during fiscal year 2006 to consider the adequacy of the Company's internal controls and discussed these matters with the Company's independent auditors and with appropriate Company financial personnel. The Audit Committee also discussed with senior management and the independent auditors the Company's disclosure controls and procedures and the certifications by the Company's Chief Executive Officer and Chief Financial Officer, which are required by the SEC for certain of the Company's filings with the SEC. The Audit Committee met privately with the independent auditors, the internal auditor and other members of management, each of whom has unrestricted access to the Audit Committee.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006, for filing with the SEC.

David Smyth, Chair

Patrick Gallagher

David Herman